Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-132566

(Supplementing Preliminary Prospectus Supplement dated April 16, 2007)

~ SEC-Registered Senior Subordinated Convertible Notes Pricing ~

BioMarin Pharmaceutical Inc.

(BMRN/NASDAQ & SWX)

SEC-Registered Senior Subordinated Convertible Notes

Offering Size: $282,500,000

Greenshoe (15%): $42,375,000

Public Offering Price: $1,000.00 per note (100%)

Underwriting Discount Per Note: $25.00 per note (2.5%)

Net Proceeds: $275,437,500

Maturity: April 23, 2017

Interest Rate: 1.875 % payable semiannually in arrears in cash

Last Sale (4/17/07): $16.62

Conversion Price: Approximately $20.36 per share, subject to adjustment

Conversion Premium: 22.5%

Conversion Rate: 49.1171 shares of common stock per $1,000 principal amount of notes, subject to adjustment

Conversion Rate Cap: 60.1684 shares of common stock per $1,000 principal amount of notes, subject to adjustment

Interest Payment Dates: April 23 and October 23, beginning October 23, 2007

Make-Whole Premium Upon a Fundamental Change: If a fundamental change occurs and a holder elects to convert in connection with such transaction, the conversion rate will be increased by a number of shares.

The number of additional shares of common stock per $1,000 principal amount of notes will be determined by reference to the following table and is based on the date on which such fundamental change becomes effective and the price paid per share of common stock on the effective date:

	Effective Date
Stock Price on Effective Date	4/23/2007	4/23/2008	4/23/2009	4/23/2010	4/23/2011	4/23/2012	4/23/2013	4/23/2014	4/23/2015	4/23/2016	4/23/2017
$16.62	11.0514	11.0514	11.0514	11.0514	11.0514	11.0514	11.0514	11.0514	11.0514	11.0514	11.0514
18.00	9.8116	9.7240	9.6501	9.5369	9.4077	9.2415	9.0354	8.7157	8.2487	7.4262	6.4384
20.00	8.4063	8.2585	8.1133	7.9184	7.6896	7.4039	7.0499	6.5492	5.8397	4.6388	0.8829
25.00	6.1247	5.9156	5.6966	5.4204	5.0977	4.7051	4.2316	3.6055	2.7886	1.5959	0.0000
30.00	4.7890	4.5712	4.3438	4.0590	3.7342	3.3443	2.8912	2.3211	1.6325	0.7761	0.0000
40.00	3.3281	3.1323	2.9326	2.6860	2.4140	2.0972	1.7496	1.3396	0.8984	0.4474	0.0000
60.00	2.1097	1.9641	1.8098	1.6565	1.4718	1.2671	1.0433	0.8127	0.5546	0.2927	0.0000
80.00	1.5615	1.4498	1.3311	1.2202	1.0827	0.9316	0.7669	0.6018	0.4120	0.2195	0.0000
100.00	1.2453	1.1523	1.0560	0.9703	0.8606	0.7408	0.6095	0.4798	0.3277	0.1752	0.0000

If the stock price on the effective date exceeds $100.00 per share, subject to adjustment, no adjustment to the applicable conversion rate will be made.

If the stock price on the effective date is less than $16.62 per share, subject to adjustment, no adjustment to the applicable conversion rate will be made.

Trading: The notes will not be listed on any securities exchange or included in any automatic quotation system.

Trade Date: 4/17/2007

Settlement Date: 4/23/2007

CUSIP: 09061G AD 3

Sole-Manager: Merrill Lynch

******

The issuer has filed a registration statement (including a prospectus and supplement thereto) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and the supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the supplement thereto if you request them by calling toll-free 1-866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.